Exhibit (a)(1)(D)

Confirmation E-mail/Letter to Eligible Participants who submit their Election Form

Dear [Participant Name],

Socket Mobile Inc. ("Socket Mobile") has received your Election Form dated [Date], 2010, by which you elected to have some or all of your Eligible Options cancelled in exchange for New Options (marked "Yes" in the table below) or declined to have some or all of your Eligible Options cancelled in exchange for New Options (marked "No" in the table below), subject to the terms and conditions of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the "Offer to Exchange" or the "Offer"), as follows:

Original Grant Date	Number of Eligible Options tendered	Exercise Price Per Share	New Options to be Granted (1)	Your Election to Exchange Eligible Option
[Yes or No]
[Yes or No]
[Yes or No]
[Yes or No]

(1) The number of shares of Socket Mobile common stock subject to New Options to be granted will equal the number of shares subject to the Eligible Options at the time of cancellation if your election to exchange was "Yes" and is zero if your election to exchange was "No"

If you change your mind, you may change or withdraw your election as to some or all of your Eligible Options by properly completing and signing a new Election Form and delivering it via facsimile or by hand delivery by 5:00 p.m., Pacific Time, on July 1, 2010 to:

David W. Dunlap
Socket Mobile, Inc.
39700 Eureka Drive
Newark, California 94560
Fax: (510) 933-3104

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Only documents that are complete, signed and actually received by our Chief Financial Officer David W. Dunlap, by the deadline will be accepted. Submitting documents by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) is not permitted. You should direct questions about this Offer to David W. Dunlap at:

Socket Mobile, Inc.
39700 Eureka Drive
Newark, California 94560
Telephone: (510) 933-3035
E-mail: dave@socketmobile.com

Please note that our receipt of your Election Form is not by itself an acceptance of the Eligible Options for exchange. For purposes of the Offer, Socket Mobile will be deemed to have accepted Eligible Options for exchange that are validly tendered and not properly withdrawn as of when Socket Mobile gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. Socket Mobile's formal acceptance of the properly tendered options is expected to take place upon expiration of the Offer.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Instructions Forming Part of the Terms and Conditions of the Offer; and (4) the Agreement to Terms of Election. Requests for additional copies of these documents may be directed to David W. Dunlap, at (510) 933-3035 or dave@socketmobile.com. You may also access these documents through the U.S. Securities and Exchange Commission's website at www.sec.gov.